Exhibit 99.1

UTSTARCOM APPOINTS NEW CHIEF FINANCIAL OFFICER

BEIJING, October 12, 2012 — UTStarcom Holdings Corp. (“UTStarcom” or the “Company”) (NASDAQ: UTSI), a leading provider of broadband equipment and solutions, today announced that it has appointed Mr. Tianruo (Robert) Pu, Chairman of the Company’s Audit Committee and an independent director of the Board, as the Company’s Chief Financial Officer, effective immediately.  Mr. Pu replaces Ms. Jin Jiang, who has resigned to pursue other opportunities.

Mr. William Wong, UTStarcom’s Chief Executive Officer, stated, “We are very pleased to welcome Mr. Pu to the management team. He brings to UTStarcom more than 15 years of financial and public company experience and has a proven track record of leading and enhancing companies’ financial strategies.  In addition, he has demonstrated his extensive financial expertise and strategic insight as the Chairman of the Audit Committee and a Board member of UTStarcom.  His experience, leadership, and familiarity with our business make him an ideal choice to help lead UTStarcom as we move on to the next phase of our transformation.”

In connection with the appointment, Mr. Pu has resigned from the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee, effective immediately.  However, he will remain as a member of the Board of Directors.  The Company has commenced a search for an additional independent Board member and expects to appoint one in the near future.

Mr. Pu has been the Chairman of the Company’s Audit Committee since March 2012 and has served as an independent director since November 2011.  Mr. Pu brings nearly two decades of experience in corporate finance, accounting, and mergers and acquisitions as well as technology sector experience. From September 2008 to July 2012, Mr. Pu was the Chief Financial Officer of China Nuokang Bio-Pharmaceutical Inc., where he successfully led the company’s IPO process and was responsible for its financial management and corporate strategy. Previously, Mr. Pu was the Chief Financial Officer of Global Data Solutions, a Chinese information technology services outsourcing company, which he joined in June 2006.  Earlier in his career Mr. Pu was a management consultant with Accenture, CSC Consulting Group, and Mitchell Madison Consulting Group and worked as an auditor at Bernstein Brown CPAs.

Mr. Pu received an MBA from Northwestern University’s Kellogg School of Management in 2000, a Master of Science degree in accounting from the University of Illinois in 1995, and a Bachelor of Arts degree in English from China Foreign Affairs College in 1992.

Mr. Wong concluded, “I want to thank Ms. Jiang for her many significant contributions to UTStarcom during an important period in the Company’s history.  We wish her the very best in her future endeavors.”

Ms. Jiang’s resignation is not the result of any issue or concern with the Company’s accounting, financial reporting or internal control over financial reporting.  Ms. Jiang joined UTStarcom in October 2009 and has served as Chief Financial Officer since September 1, 2011.

About UTStarcom Holdings Corp.

UTStarcom is a leading provider of broadband equipment and solutions for cable and telecom operators. The Company sells its solutions to operators in both emerging and established telecommunications and cable markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

UTStarcom was founded in 1991 and listed on the NASDAQ in 2000. With a new management team in 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services. UTStarcom has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

Forward-Looking Statements

This release includes forward-looking statements, including the Company’s expectations relating to the appointment of an independent director to the Board.  These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. These include risks and uncertainties regarding the Company’s ability to find a suitable candidate for appointment to the Board, UTStarcom’s ability to execute on its business plan and to manage regulatory matters as well as risk factors identified in UTStarcom’s latest Annual Report on Form 20-F and Current Reports on Form 6-K as filed with the Securities and Exchange Commission. UTStarcom is in a period of transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this release are based upon information available to UTStarcom as of the date of this release, which may change, and UTStarcom assumes no obligation to update any such forward-looking statement.

Contacts:

UTStarcom Holdings Corp.

Ms. Jing Ou-Yang

+86-10-8520-5153

jouyang@utstar.com

FTI Consulting, Inc.

Ms. May Shen (Beijing)

+86-10-8591-1951

May.Shen@fticonsulting.com

Mr. Daniel DelRe (Hong Kong)

+852-3768-4547

Daniel.DelRe@fticonsulting.com

Mr. Eric Boyriven (New York)

+212-850-5671

Eric.Boyriven@fticonsulting.com